JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

04045276

23rd September 2004

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

RECEIVED
2004 OCT -4 A 11:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

Jardine Matheson Holdings Limited
- Share Repurchase
- Disclosure of Interests- Substantial Shareholders

We enclose for your information a notification dated 23rd September 2004 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

PROCESSED
OCT 04 2004
THOMSON FINANCIAL

dlw 10/4

Regulatory Announcement

Go to market news section

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Share repurchase etc
Released	12:41 23-Sep-04
Number	2686D

JARDINE MATHESON HOLDINGS LIMITED ("JMH")

1. SHARE REPURCHASE

Please be advised of the following market repurchase by JMH of its ordinary shares:-

Date of repurchase:	23rd September 2004
Total number of shares repurchased:	7,217,200 shares
Highest price paid per share:	US$14.20
Lowest price paid per share:	US$13.80

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

2. DISCLOSURE OF INTERESTS – SUBSTANTIAL SHAREHOLDERS

Following the above market repurchase by JMH of its ordinary shares and the completion of the cancellation in due course by JMH of the relevant repurchased shares, the following substantial shareholders' interests in JMH will change:-

(i) Jardine Strategic Holdings Limited (JSH")

JSH's interest in JMH will increase from 52.63% to 53.25%. JSH's interest is made up as follows:-

JSH Discloseable Interest	No. of shares	%
JSH	212,214,132	35.54
Jardine Securities (BVI) Limited	100,460,881	16.83
Clare Investment and Trustee Company Limited	5,101,724	0.85
Other non-beneficial interests*	170,355	0.03
Total Holding	**317,947,092**	**53.25**

* *Deemed interest in shares held by certain non-profit-making organizations, the trustees or*

nominees of which are associate companies of JSH.

(ii) 1947 Trust

The interest of the 1947 Trust in JMH will increase from 5.94% to 6.02%.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

23rd September 2004

www.jardines.com

END

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